Exhibit 21.1

Subsidiaries of Leaf Group Ltd.

Subsidiaries	Jurisdiction
Demand Media Canada Corp.	British Columbia, Canada
Deny Designs, LLC	Delaware
Leaf Group Services, LLC	Delaware
LS Media Holdings, LLC	Delaware
Other Art Fairs Ltd	England
Other Art Fairs Australia Pty Ltd	Australia
Out of the Box S.A.	Argentina
Saatchi Online, Inc.	Delaware
Society6, LLC	Delaware